UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of Subject Company)

MAX MERGER SUB, INC.

(Offeror)

A Direct Wholly-Owned Subsidiary of

SANTANDER HOLDINGS USA, INC.

An Indirect Wholly-Owned Subsidiary of

BANCO SANTANDER, S.A.

(Names of Filing Persons—Offeror)

Common Stock ($0.01 par value)

(Title of Class of Securities)

80283M 101

(CUSIP Number of Class of Securities)

Gerard A. Chamberlain

Santander Holdings USA, Inc.

75 State Street

Boston, Massachusetts 02109

(617) 346-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Edward D. Herlihy, Esq.

Richard K. Kim, Esq.

Mark F. Veblen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,530,130,465.49	$276,037.23
*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by adding (i) the product of (A) 60,516,901, which is the total number of shares of common stock of Santander Consumer USA Holdings Inc. outstanding (“Shares”) not beneficially owned by Santander Holdings USA, Inc. (calculated as the difference between 306,110,456, the total number of outstanding Shares, and 245,593,555, the number of Shares beneficially owned by Santander Holdings USA, Inc.) and (B) $41.50, which is the per Share tender offer price, (ii) the product of (A) 92,407, which is the number of Shares issuable upon the exercise of “in-the-money” options to purchase the Shares, and (B) $25.941, which is the difference between $41.50, which is the per Share tender offer price, and $15.559, which is the weighted average per share exercise price of such options, and (iii) the product of (A) 392,336, which is the total number of Shares subject to restricted stock units, and (B) $41.50, which is the per Share tender offer price. The calculation of the Transaction Valuation is based on information provided by Santander Consumer Holdings USA Inc. as of August 30, 2021, the most recent practicable date.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2021 issued by the Securities and Exchange Commission (the “SEC”), by multiplying the Transaction Valuation by 0.0001091.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, Item 11 and Item 13.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Max Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Santander Holdings USA, Inc., a Virginia corporation (“Parent”) and an indirect wholly-owned subsidiary of Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Ultimate Parent”), to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Santander Consumer USA Holdings Inc., a Delaware corporation (“SC”), that Parent does not already own for $41.50 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 7, 2021 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated as of September 7, 2021.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the New York Times on September 7, 2021.

(a)(5)(i)	Press Release of Santander Holdings USA, Inc., dated August 24, 2021 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Santander Holdings USA, Inc. filed with the SEC on August 24, 2021).

(b)	Not applicable.

(c)(1)*	Discussion Materials, dated as of August 2021, delivered by J.P. Morgan Securities LLC to the board of directors of Santander Holdings USA, Inc.

(d)(1)* ^	Agreement and Plan of Merger, dated as of August 23, 2021, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., and Max Merger Sub, Inc.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
^

Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Ultimate Parent, Parent, and Purchaser hereby undertake to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, however, that Ultimate Parent, Parent, and Purchaser may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules so furnished.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2021	MAX MERGER SUB, INC.

	By:	/s/ Gerard A. Chamberlain
		Name:	Gerard A. Chamberlain
		Title:	Treasurer and Secretary

SANTANDER HOLDINGS USA, INC.

	By:	/s/ Gerard A. Chamberlain
		Name:	Gerard A. Chamberlain
		Title:	Executive Vice President and Senior Deputy General Counsel

BANCO SANTANDER, S.A.

	By:	/s/ Javier Illescas
		Name:	Javier Illescas
		Title:	Group Executive Vice President and Deputy Board Secretary